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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2013 (MM/DD/YY) AND ENDING March 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trade Station Securities, Inc.
(File as Public Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Cahill (954) 652-7777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

100 North Tampa Street	Tampa	Florida	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/4/14

OATH OR AFFIRMATION

I, William P. Cahill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc., as of March 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOREN LOPEZ
Notary Public - State of Florida
My Comm. Expires Nov 4, 2017
Commission # FF 060310

Notary Public

Signature

President & Chief Operating Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2014

Table of Contents

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
TradeStation Securities, Inc.:

We have audited the accompanying statement of financial condition of TradeStation Securities, Inc. as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of TradeStation Securities, Inc. as of March 31, 2014, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

May 30, 2014
Tampa, Florida
Certified Public Accountants

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2014

(In thousands, except share data)

Assets		
Cash and cash equivalents	$	34,758
Cash and investments segregated in compliance with federal regulations		1,561,719
Securities owned, at fair value		7,998
Receivables from brokers, dealers, clearing organizations and clearing agents		1,482,008
Receivables from brokerage customers		76,709
Property and equipment, net		923
Deposits with clearing organizations		63,438
Deferred tax asset, net		1,770
Other assets		6,032
Due from affiliated companies		447
Total assets	$	3,235,802
Liabilities and Shareholder's equity		
Liabilities:		
Payables to brokers, dealers and clearing organizations	$	1,441,956
Payables to brokerage customers		1,671,521
Accounts payable and accrued liabilities		6,434
Due to affiliated companies		37,333
Total liabilities		3,157,244
Shareholder's equity:		
Common stock, $1.00 par value. Authorized 1,000 shares; 100 issued and outstanding		—
Additional paid-in capital		30,334
Retained earnings		48,224
Total shareholder's equity		78,558
Total liabilities and shareholder's equity	$	3,235,802

See accompanying notes to financial statements.

(1) Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities), formed in 1995, is a wholly owned subsidiary of TradeStation Group, Inc. (the Parent Company). The Company is headquartered in Plantation, Florida, and has branch offices in Chicago, Illinois, Richardson, Texas, and New York, New York. TradeStation Securities, an online securities broker-dealer and futures commission merchant (FCM), offers *TradeStation* to the active trader and certain institutional trader markets. *TradeStation* is an electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with electronic order placement. The trading platform currently offers streaming real-time equities, equity options and futures market data and manual or automated electronic order placement of equities, options and futures trades. During April 2011, the Company transferred all of its forex accounts to an affiliated entity, IBFX, Inc. (formerly known as TradeStation Forex, Inc.) and at that time ceased offering forex services and terminated its forex brokerage business.

In September 2004, the Company commenced equities self-clearing operations for its active trader client base, and on March 29, 2005 commenced self-clearing of its standardized equity options trades for its active trader client base. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds and record-keeping functions involved in the processing of securities transactions. As the clearing broker for its equities active trader client base, the Company maintains custody and control over the assets in those clients' accounts and provides the following back office functions: maintaining customer accounts; extending credit in a margin account to the customer; settling stock transactions with the Depository Trust & Clearing Corporation (and, for options, with the Options Clearing Corporation); settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies and other shareholder information to customers.

Prior to September 2004, all securities trades were cleared through Bear, Stearns Securities Corp (which was acquired by JP Morgan Chase in 2008). The Company continues to clear institutional account trades through J.P. Morgan Clearing Corporation (clearance agent) on a fully disclosed basis or provides order execution services on a Delivery Versus Payment/Receipt Versus Payment (DVP/RVP) basis with the orders cleared and settled by the client's prime brokerage firm. The Company conducted its forex brokerage business on a fully disclosed basis through Gain Capital Group, LLC until it terminated all of such forex brokerage business in April 2011.

On January 4, 2010, TradeStation Securities converted its clearance of futures accounts using R.J. O'Brien (RJO) from a fully disclosed basis to an omnibus clearance basis. As a result of converting to omnibus clearance, TradeStation Securities received from RJO $349.0 million in futures customers' funds, which were then appropriately segregated in accordance with Commodity Exchange Act rules.

The Company is a member of, or registered with, and subject to the rules and requirements of, the Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE), Securities Investor Protection Corporation, National Futures Association (NFA), the National Securities Clearing Corporation and Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), Options Clearing Corporation (OCC), NASDAQ OMX, Boston Options Exchange, Chicago Board

Options Exchange, Chicago Stock Exchange, and International Securities Exchange. The Company's business is also registered with, and subject to rules and requirements of, the Securities and Exchange Commission (SEC), Commodity Futures Trading Commission (CFTC), and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). The DTCC and the OCC, together with other organizations, if any, that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations."

During June 2011, the Parent Company was acquired by Monex Group, Inc. (Monex), headquartered in Chiyoda-ku, Tokyo, and listed on Section One of the Tokyo Stock Exchange. Monex, including its main subsidiary Monex Inc., provides a variety of financial services to individual investors including securities brokerage, M&A advisory, debit and equity underwriting, asset management, investment education, and other investment banking functions. This financial statement does not reflect purchase accounting as all purchase accounting entries were recorded by the Parent Company. As a result, the assets and liabilities were recorded at historical cost basis in the Company's financial statement.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adhered to in the preparation of this financial statement:

(a) Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

(b) Cash and Cash Equivalents

The Company classifies all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held primarily at JPMorgan Chase Bank, N.A. or one of its banking affiliates (JPMorgan Chase). The Company maintains its cash and cash equivalents in financial institutions the Company considers of high credit quality. Cash balances in these accounts may exceed the Federal Deposit Insurance Corporation insured limits. To date, the Company has not experienced any losses in such accounts.

Based upon required regulatory calculations as of the last business day of the period, cash and cash equivalents balance may increase or decrease by the second business day subsequent to period-end. See *Cash and Investments Segregated in Compliance with Federal Regulations* for details.

(c) Cash and Investments Segregated in Compliance with Federal Regulations

The Company is obligated by rules mandated by two of its primary regulators, the SEC and the CFTC, to set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. Cash and investments segregated in compliance with federal regulations of $1.56 billion consists of $870 million in cash and $690 million in United States Treasury securities. As of March 31, 2014, $1.47 billion was segregated in special reserve accounts at JPMorgan Chase and

$90 million was segregated in special reserve accounts at RJO. Of the total segregated amount of $1.56 billion, $1.1 billion is segregated in accordance with Rule 15c3-3 and $460 million is segregated in accordance with CFTC requirements. On April 1, 2014, cash and investments segregated in compliance with federal regulations decreased by $7.8 million as a result of a transfer to cash and cash equivalents related to the 15c3-3 calculation as of March 31, 2014.

(d) Securities Owned, at Fair Value

Securities owned of $8.0 million as of March 31, 2014 consist of U.S. Treasury Bills accounted for as trading securities. They are held for the Company's investment purposes, and are recorded at fair value based on the quoted market price of each security.

(e) Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of cash advanced for securities borrowed from broker-dealers (see *Securities Borrowed and Loaned*). Payables to brokers, dealers and clearing organizations include amounts for securities loaned from broker dealers, payables to clearing organizations and payables to brokers. In addition, the Company services some of its securities institutional customer accounts through J.P. Morgan Clearing Corp., and its futures customer accounts through RJO on an omnibus clearance basis. These clearing agents provide services, handle the Company's customers' funds, hold securities and futures positions, and remit monthly activity statements to the customers on behalf of the Company. The receivables from these clearing agents relate primarily to commissions earned by the Company for trades executed and/or cleared by the clearing agents on behalf of the Company. See note 3 – Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents.

(f) Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and are reflected in receivables from brokers, dealers, clearing organizations and clearing agents or payables to brokers, dealers and clearing organizations, respectively. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. The related interest receivable from broker-dealers is included within receivables from broker-dealers and clearing organizations on the accompanying statement of financial condition.

(g) Receivables from and Payables to Brokerage Customers

The Company performs periodic credit evaluations and provides allowances for potential credit losses, as considered necessary, based upon its assessment of specifically identified unsecured receivables and other factors. See note 4 – Receivables from Brokerage Customers.

Payables to brokerage customers primarily consist of customer cash held in brokerage accounts carried at the amount of customer cash on deposit. Payables to brokerage customers also include futures customers' gains and losses on open trades.

(Continued)

(h) Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed when incurred; leasehold improvements are capitalized and amortized over the lesser of its useful life or the term of the lease. Upon the sale or retirement of assets, the cost and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is recognized. See note 5 – Property and Equipment, Net.

(i) Impairment of Long-Lived Assets

The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended March 31, 2014.

(j) Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents; cash and investments segregated in compliance with federal regulations; securities owned, at fair value; deposits with clearing organizations, receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers; payables to brokers, dealers and clearing organizations; and payables to brokerage customers approximate fair value due to their short term nature as of March 31, 2014. See note 12 – Fair Value for further discussion on fair value methodology.

(k) Securities and Futures Transactions

Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling three business days after the trade date. Securities owned by equities customers, including those that collateralize margin loans or similar transactions, are not included in the Company's financial statement.

Customer futures transactions are recorded on a trade-date basis. Futures positions owned by customers are included in the Company's financial statement within cash and investments segregated in compliance with federal regulations.

(l) Operating Leases

Rental payments, free rent, and leasehold and other incentives are recognized on a straight-line basis over the life of a lease. Leasehold improvements are amortized over the shorter of their economic life or the lease term. See note 13 – Commitments and Contingencies – Operating Leases.

(m) Income Taxes

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB ASC (the Income Taxes Topic; formerly SFAS 109, *Accounting for Income Taxes and FIN 48*, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109). The Income Taxes Topic requires that deferred income tax balances be recognized based

on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no material uncertain tax positions that are not more likely than not to be sustained as of March 31, 2014.

The Company's results are included in the consolidated federal and state income tax returns of the Parent Company. FINRA reporting requires a broker-dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns. See note 10 – Income Taxes.

(3) Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers, clearing organizations and clearing agents consist of the following as of March 31, 2014 (in thousands):

Securities borrowed from broker-dealers	$	1,481,162
Fees and commissions receivable from clearing agents		792
Securities failed to deliver to broker-dealers and other		54
	$	1,482,008

Payables to brokers, dealers, and clearing organizations consist of the following as of March 31, 2014 (in thousands):

Securities loaned from broker-dealers	$	1,440,914
Payables to clearing organizations		538
Payables to brokers		504
	$	1,441,956

Effective April 1, 2013, the Company adopted the amended disclosure guidance about offsetting certain assets and liabilities, which requires additional information about the Company's securities borrowing and securities lending transactions that are offset or subject to an enforceable master netting arrangement or similar agreement. The Company does not offset securities borrowing and securities lending transactions within the statement of financial condition. The Company's securities borrowing and securities lending transactions are transacted under master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course, as well as offsetting of all contracts with a given counterparty in the event of a bankruptcy or default of one of the two parties to the transaction. The following table presents information about these transactions to evaluate the potential effects of rights of setoff between these recognized assets and liabilities as of March 31, 2014 (in thousands):

				Gross amounts not offset in the statement of financial condition	
	Gross amounts of recognized assets and liabilities	Gross amounts offset in the statement of financial condition	Amounts presented in the statement of financial condition	Collateral received or pledged (including cash)	Net amount
Assets:					
Deposits paid for securities borrowed	$ 1,481,162	—	1,481,162	(1,436,136)	45,026
Liabilities:					
Deposits received for securities loaned	$ 1,440,914	—	1,440,914	(1,399,486)	41,428

Included in the gross amounts of deposits paid for securities borrowed is $1.1 billion and included in the amount of deposits received for securities loaned is $1.2 billion transacted through a program with a clearing organization, which guarantees the return of cash to the Company. For presentation purposes, these amounts presented are based on the original counterparties to the Company's master securities loan agreements.

(4) Receivables from Brokerage Customers

Receivables from brokerage customers of $76.7 million at March 31, 2014 consist primarily of margin loans to the Company's brokerage customers. Securities owned by brokerage customers are held as collateral for margin loans. Such collateral is not reflected in the statement of financial condition. At March 31, 2014, the Company was charging a base margin debit interest rate of 8.5% per annum on debit balances in brokerage customer accounts. "Margin" requirements determine the amount of equity required to be held in an account for the purchase of equities on credit. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System, the margin requirements of FINRA, limits imposed by clearing agent firms, and the Company's own internal policies. By permitting customers to purchase and maintain securities positions on margin, the Company takes the risk that a market decline will reduce the value of the collateral, securing its margin loan to an amount that renders some portion of the margin loan unsecured. Under applicable securities laws and regulations, once a margin account has been established, the Company is obligated to require from the customer an initial margin of no lower than 50%

for purchases of securities, and then is obligated to require the customer to maintain its equity in the account equal to at least 25% of the value of the securities in the account. However, the Company's current internal requirement is that the customer's equity not be allowed to fall below 35% of the value of the securities in the account. If it does fall below 35%, the Company requires the customer to increase the account's equity to 35% of the value of the securities in the account (if not, the Company will perform closing transactions to bring the customer account above the maintenance requirement). These requirements can be, and often are, raised as the Company deems necessary for certain accounts, groups of accounts, securities, or groups of securities. However, there is no assurance that a customer will be willing or able to satisfy a margin call or pay unsecured indebtedness owed to the Company.

(5) Property and Equipment, Net

Property and equipment, net, consist of the following as of March 31, 2014 (in thousands):

	Estimated useful life in years		Amount
Computers and software	3 – 5	$	4,516
Furniture and equipment	3 – 7		817
Leasehold improvements	5 – 10		442
			5,775
Accumulated depreciation			(4,852)
		$	923

(6) Deposits with Clearing Organizations

As a self-clearing broker-dealer, the Company is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of the Company's active trader clients' trading activity. As of March 31, 2014, the Company had cash and U.S. Treasury Bills as security deposits totaling $36.1 million and $27.3 million, respectively, with clearing organizations for the self-clearing of stock trades and standardized equity option trades. Deposits are recorded at fair value.

(7) Related-Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc., a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus promotion, support, and other services. The Agreement also requires the Company to pay monthly fees for administrative services.

The Company has an expense-sharing agreement with the Parent Company, TradeStation Technologies, Inc., IBFX, Inc. and TradeStation Europe Limited, a wholly owned subsidiary of the Parent Company authorized by the United Kingdom Financial Conduct Authority (FCA) to introduce brokerage accounts. The expense-sharing agreement, in compliance with FINRA Notice to Member 03-63, requires the

allocation among the parties of all costs and expenses paid by any member of the group from which other parties benefit. The Company also has a third-party introduction agreement with TradeStation Europe Limited, which is authorized to introduce brokerage customers in the United Kingdom and the European Union to the Company.

The Parent Company has an operating lease agreement, expiring in May 2022, for its corporate headquarters in Plantation, FL. The Company is allocated approximately 50% of the cost of this lease.

During the year ended March 31 2014, Mizuho Bank approved a $20.0 million intraday overdraft line of credit for the Parent Company, primarily to be used by the Company to pre-fund any Treasury bill maturities from its 15c3-3 customer reserve accounts. The Company utilized this line of credit once during the year repaying the $20.0 million same day.

The amount due to affiliated companies represent the net amounts payable to certain affiliates as the result of various transactions, including amounts payable under the Agreement and the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid using current available cash balances or through future profits earned by the Company.

The amount due from affiliated companies represents the net amounts receivable from certain affiliates as the result of various transactions, including amount receivable under the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid primarily to the Company by its affiliates using their available cash balances.

(8) Payables to Brokerage Customers

At March 31, 2014, payables to brokerage customers, consisting primarily of cash balances in brokerage customer accounts, totaled $1.67 billion. These funds are the principal source of funding for margin lending. At March 31, 2014, the Company was not paying interest on cash balances in brokerage customer accounts.

(9) Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan). All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenues Service (IRS). Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service.

(10) Income Taxes

The Parent Company, including its wholly owned subsidiaries, files consolidated federal and state income tax returns. FINRA reporting requires a broker-dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of consolidated income tax returns. Upon the filing of the income tax returns, the majority of the Company's income taxes receivable and payable will be settled with the Parent Company. As of March 31, 2014, the Company had income taxes receivable from the Parent Company of $3.9 million, included in other assets, pertaining to multiple state jurisdictions. In addition, as of March 31, 2014, the Company had income tax payable to the Parent Company of $205,000, included in accounts payable and accrued liabilities, pertaining to federal

and certain state jurisdictions. The Company is no longer subject to United States federal tax examinations for periods prior to 2011 or state and local tax examinations prior to 2008.

Deferred income tax assets and liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets and liabilities are as follows as of March 31, 2014 (in thousands):

Deferred income tax assets:		
Accrued expenses and other	$	682
State net operating loss carry forward		674
Stock-based compensation		511
Property and equipment, net		12
		1,879
Deferred income tax liabilities:		
Difference in revenues recognition		(109)
	$	1,770

There was no valuation allowance recorded for deferred tax assets as of March 31, 2014. Management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The future benefit of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment.

(11) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which is administered by the SEC and FINRA, and the CFTC financial requirement (Regulation 1.17 under the Commodity Exchange Act), which is administered by the CFTC and the NFA. Under these rules, the Company calculates its net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the highest of: (i) $1,000,000; (ii) 8.0% of domestic and foreign domiciled customer and noncustomer (excluding proprietary) risk maintenance margin/performance bond requirements for all domestic and foreign futures, options on futures contracts, and cleared over-the-counter derivatives positions, excluding the risk margin associated with naked long option positions; or (iii) 2.0% of aggregate customer debit items. However, during 2012, the Company requested a waiver from NFA's Compliance Rule 2-9's Enhanced Supervisory Requirements and a full waiver was granted. Among other conditions stipulated in the waiver, the Company agreed to maintain adjusted net capital of at least the early warning requirement, which is defined as 110% of the net capital requirement under CFTC rules. At March 31, 2014, the Company had net capital of $57.0 million (37.28% of aggregate debit items), which was $52.2 million in excess of its required net capital of $4.8 million.

(Continued)

(12) Fair Value

The Fair Value Measurements and Disclosures Topic establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with guidance under the Fair Value Measurements and Disclosures Topic, three levels of inputs may be used to measure fair value:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets consist entirely of U.S. Treasuries, which are either included under cash and investments segregated in compliance with federal regulations, securities owned, at fair value and deposits with clearing organizations. As of March 31, 2014, the Company's U.S. Treasuries had maturities ranging from less than a month to March 5, 2015.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The Company's only Level 2 measurement includes stock-based compensation awards.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company did not hold any Level 3 assets as of March 31, 2014.

The following table summarizes the basis used to measure the fair value of securities on a recurring basis in the Company's statement of financial condition as of March 31, 2014 (in thousands):

Investments segregated in compliance with federal regulations	$	692,092
Securities owned, at fair value		7,998
Deposits with clearing organizations		27,288
	$	727,378

For the Company's investments in U.S. Treasuries, the fair value equals the quoted market price of each U.S. Treasury Bill. The carrying amounts of the Company's financial assets and financial liabilities which include cash and cash equivalents, cash and investments segregated in compliance with federal regulations, securities owned, receivables from and payable to brokers, dealers, and clearing organizations, receivables from and payables to brokerage customers and deposits with clearing organizations approximate fair value due to their short-term nature. There were no transfers between levels during the year ended March 31, 2014.

(13) Commitments and Contingencies

(a) Operating Leases

The Company is obligated under noncancelable operating leases for its Chicago office expiring in February 2016 and its New York office expiring in May 2015. Future minimum lease payments as of March 31, 2014 under all operating leases are as follows (in thousands):

2014	$	379
2015		414
2016		57
	$	850

(b) Purchase Obligations

As of March 31, 2014, the Company had purchase obligations of $2.6 million related primarily to advertising.

(c) Litigation and Claims

In February 2010, the Company and the Parent Company were named as defendants in a complaint filed in the United States District Court, Northern District of Illinois, Eastern Division, styled Trading Technologies International, Inc. v. TradeStation Securities, Inc. and TradeStation Group, Inc. In this civil action, Trading Technologies (TT) alleges that the Company and the Parent Company infringed and continue to infringe several patents held by TT. The patents relate mainly to the TradeStation "Matrix" graphical user interface. TT seeks a judgment enjoining the alleged infringement and awarding unspecified damages and costs. The Company answered the complaint in August 2010 generally denying the allegations and asserted a variety of affirmative defenses. Discovery commenced and trial was initially scheduled for July 16, 2011, but did not go forward at that time since, on February 3, 2011, a federal judge granted TT's motion to consolidate 12 similar actions. On May 5, 2014, TT and the Defendants, including the Company, filed the Parties' Proposed Schedules for Claim Construction. The trial court has not yet entered a scheduling order; however, if the case goes to trial it is not likely to occur prior to 2017. While it is too early to predict the outcome of this matter, the Company believes the case to be without merit and intends to defend it vigorously.

In June 2011, the Company was served with two federal court complaints, Deutsche BankTrust Company Americas Law Debenture Trust Company of NY and Wilmington Trust Company v. Waterman Broadcasting Investment Corporation, et al., and William A. Niese, et al v. Alliance Bernstein L.P., et al. The plaintiffs in the Deutsche Bank case seek to set aside allegedly fraudulent transfers of approximately $8.3 billion from the numerous defendants. The plaintiffs in the Niese case are retirees who claim to have been excluded from the Deutsche Bank case, and who are seeking $109 million from the numerous defendants. The two cases have been consolidated. The plaintiffs allege that the Company's portion of these alleged damages for the consolidated case is $266,459. On September 23, 2013, the trial judge entered an order dismissing the state law constructive fraudulent conveyance claims asserted by the individual creditors on the grounds that the individual creditors lacked standing to assert the claims. With respect to the remaining

intentional fraudulent conveyance claims, on November 21, 2013, the trial judge entered a Master Case Order directing the parties to submit proposed protocols to govern the Phase Two pre-answer motion-to-dismiss phase of the litigation along with protocols related to smaller shareholder defendants and conduit defendants. On April 25, 2014, the trial judge entered the Phase Two Motion Protocol and the Conduit Protocol. On May 22, 2014, the Company filed an affidavit in response to the Conduit Protocol on the basis that it is a "mere conduit" and should thus be dismissed from the case. On May 29, 2014, the plaintiffs and the Company stipulated to dismissal, without prejudice, of the intentional fraudulent conveyance claims. The Company believes the remaining aspects of the case that are presently on appeal to be without merit and intends to continue to participate in the defense, as a minor defendant, to the extent deemed necessary.

In June 2013, the Company was served with an arbitration filed by a franchisee and its purported principal (collectively Claimants) against the Company, the franchisor, an affiliated company and the principal of the franchisor and affiliated company (collectively, Respondents). The Claimants seek damages of almost $2.2 million from the Respondents for alleged failure to disclose that franchisor and its affiliate established a referral arrangement relating to the referral of students to the Company who had taken the franchisor's educational trading classes. On June 28, 2013, the respondents other than the Company sent a letter to FINRA's Director of Arbitration requesting dismissal of the arbitration for lack of jurisdiction. On August 21, 2013, the Director of Arbitration dismissed the case as to all respondents except the Company. The Company answered the complaint on August 26, 2013 generally denying the allegations. On February 18, 2014, the franchisor agreed, pursuant to its contractual obligations to the Company, to indemnify the Company for all costs and exposure in this matter. The final hearing is scheduled for the week of June 9, 2014; however, the Claimants and the Company are in the process of completing a settlement agreement that will result in a dismissal, with prejudice, of the arbitration at no cost to the Company.

On or about July 1, 2013, the Company was served with a FINRA arbitration filed by an individual and his revocable trust (the Claimants). The Claimants seek damages of $407,000 for alleged losses sustained as a result of investments made with a Ponzi-schemer. The Claimants allege that they are entitled to recover because, among other things, the Company failed to conform to its anti-money laundering policies by allowing the alleged Ponzi-schemer, through his limited liability company, to open an account with the Company that allegedly contained his client's assets. On August 15, 2013, the Company answered the complaint. The arbitrators have been selected and a pre-hearing conference was conducted on November 13, 2013. The final hearing is scheduled for September 8-10, 2014. Based upon the Company's preliminary investigation, it appears that the Claimants made their investments in 2010 and 2011, well after virtually all of the 2008 trading activity at the Company. The Company believes the case to be without merit and intends to defend it vigorously.

In December 2013, the Company was served with five FINRA arbitration claims for alleged losses of about $1.2 million sustained as a result of investments they made with a Ponzi-schemer. In September 2011, the Ponzi-schemer pleaded guilty to one count of commodities fraud and has also been charged by the CFTC with operating a fraudulent commodity pool scheme. The claimants' claims were generally based on the theory, which the Company believed was meritless, that the Company should have known or discovered that the Ponzi-schemer was trading his personal account at the Company using claimants' money. This matter was settled in May 2014 for a lump-sum

payment of $50,000 to claimants, to be allocated among claimants as they determine, and the dismissal with prejudice of the arbitrations and all related actions.

On or about March 11, 2014, the Company was served with a CFTC reparations complaint filed by a futures customer ("Complainant"). Complainant seeks compensatory damages of $360,000, which includes $300,000 of admitted speculative damages. The Claimant, who is representing himself, alleges that the Company stole money from him, failed to permit him to trade commodity futures in a cash account, failed to teach him how to trade commodity futures, and took positions adverse to him in the futures market. On April 9, 2014 the Company filed its answer and affirmative defenses denying the Complainant's claims. On May 9, 2014 the CFTC Office of Proceedings filed a Notice of Formal Proceedings and assigned the case to Judgment Officer Philip McGuire. The Company believes this case is without merit and intends to defend it vigorously.

On September 3, 2013, the IRS issued a 972CG notice to the Company seeking $1.5 million in penalties relating to allegedly late-filed Form 1099's and missing or incorrect tax identification numbers. Penalties can be avoided under the applicable rules if the Company can show "reasonable cause" why the errors were made (or can demonstrate that the errors the IRS believes occurred actually did not occur). On October 16, 2013, the Company submitted its response letter to the IRS. It is too early to predict with any certainty whether all or components of the penalties sought will be avoided in whole or in part.

The Company is also engaged in routine regulatory matters and civil litigation or other dispute resolution proceedings, in the ordinary course of its business, and, while no assurances can be given, the Company does not believe that the ultimate outcome of any such other pending matters will result in a material, adverse effect on its financial position, results of operations or cash flows.

The Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage customers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon the Company's assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business. This decision is reviewed on a periodic basis.

(d) General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include customer activities involving the execution, settlement, and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a

margin basis subject to federal, self-regulatory organization, and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that the Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring cash to be returned as needed.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary.

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities pledged on a daily basis. The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

On April 18, 2014, the Company entered into a credit facility agreement with Monex, Inc., a subsidiary of Monex. The agreement permits the Company to borrow up to $50,000,000 from Monex, Inc., for general operational needs bearing an interest rate that will be agreed upon by both parties and a maturity date not to exceed three months from funding date. The agreement expires on March 31, 2015. On May 16, 2014, the Company received $5,000,000 from Monex, Inc. under this agreement.

(14) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to March 31, 2014 as of May 30, 2014. Management believes that no material events have occurred since March 31, 2014 that require recognition or disclosure in the financial statement, other than the item described within the *General Contingencies and Guarantees* section of note 13 – Commitments and Contingencies.